Mintz & Partners 1 Concorde Gate Suite 200 Toronto, ON M3C 4G4 Canada
Tel: 416-391-2900 Fax: 416-391-2748 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 19, 2008 relating to the consolidated financial statements as of December 31, 2007 for the year then ended.

/s/ Deloitte & Touche LLP

License Public Accountants
Independent Registered Chartered Accountants
Toronto, Ontario
March 31, 2008